Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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November 15, 2016

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Lyn Shenk

Re:	Golar LNG Limited Form 20-F for the Fiscal Year ended December 31, 2015 Filed May 2, 2016 File No. 000-50113

Dear Ms. Shenk,

Reference is made to the annual report for the period ended December 31, 2015 (the "Form 20-F") of Golar LNG Limited (the "Company") filed with the U.S. Securities and Exchange Commission (the "Commission") on May 2, 2016.

By letter dated July 12, 2016 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided comments to the Form 20-F. On behalf of the Company, we submitted the Company's responses to the First Comment Letter on August 11, 2016.

By letter dated September 8, 2016 (the "Second Comment Letter"), the Staff provided further comments to the Form 20-F.  On behalf of the Company, we submitted the Company's responses to the Second Comment Letter on October 11, 2016 (the "Second Response Letter"). This letter supplements the responses of the Company in the Second Response Letter in connection with conversations with the Staff.

Form 20-F for the Fiscal Year ended December 31, 2015

Notes to Consolidated Financial Statements
Note (13) Investment in Affiliates
Golar Partners, page F-35

4.
Refer to your response to prior comment 4. We believe that each of your ownership interests in Golar Partners should be accounted for using the equity method pursuant to ASC 323-30-25-1 and ASC 323-30-S99-1 in that (1) Golar Partners is organized as a partnership, (2) the distribution provisions of Golar Partners is representative of partnership qualities and (3) the guidance in ASC 323-30-35-3 referred to in your response is specific to limited liability companies and should not be analogized to the treatment of a partnership as a corporation.  We also note your reference to ASC 810-20- 15-3, and presumably to the parenthetical within paragraph 3a therein that mentions limited liability companies.  We do not believe this analogy is relevant in that this provision is only in the context of limited liability companies that are like partnerships. Please tell us the impact on your financial statements for each year presented in your filing of applying the equity method of accounting for each of your ownership interests in Golar Partners from their inception.

      As a result of our call held with the Staff on November 10, 2016, the Company understands that the Staff objects to the accounting applied for the ownership interests in Golar Partners. Furthermore, we understand that the Staff would not object to the application of ASC 323-30-25-1 and ASC 323-30-S99-1. The Company has decided to not appeal the Staff's conclusions. As a result, the Company has evaluated the impact on its financial statements for each year presented in its 2015 Annual Report on Form 20-F of applying the equity method of accounting for each of its ownership interests in Golar Partners from their inception pursuant to ASC 250-10-S99, "Materiality", and concluded the impact was material to the financial statements for each of the three years ended December 31, 2015. Accordingly, the Company restated its historical consolidated financial statements and other financial information to reflect this correction (the "Restatement"). The Company effected the Restatement by filing with the Securities Exchange Commission (the "Commission"), on November 10, 2016, an amended Form 20-F for the fiscal year ended December 31, 2015 (the "Form 20-F/A").

Internal controls over financial reporting -reassessment as of December 31, 2015

   As further described in management's report on the Company's internal controls contained within the Form 20-F/A, management reassessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

   Accordingly, management determined that the design of the Company's control over the accounting for significant and complex transactions was deficient. This control deficiency resulted in misstatements generally to the financial statements and disclosures which resulted in a material misstatement of the consolidated financial statements that was neither prevented nor detected. Accordingly, management has determined that this control deficiency constituted a material weakness. Consequently, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2015, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

   Attached as Exhibit A is a letter signed by the Company which includes the written statement referenced in the Staff's comments.

   If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Quentin Wiest at (212) 574-1639.

Very Truly Yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.

Exhibit A

November 15, 2016

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Lyn Shenk

Re:	Golar LNG Limited Form 20-F for the Fiscal Year ended December 31, 2015 Filed May 2, 2016 File No. 000-50113

Ladies and Gentlemen:

Reference is made to the letter dated September 8, 2016  from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Form 20-F of Golar LNG Limited (the "Company") for the fiscal year ended December 31, 2015, filed with the Commission on May 2, 2016.

The undersigned registrant hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, GOLAR LNG LIMITED

By:	/s/ Brian Tienzo
Name:	Brian Tienzo
Title:	Principal Financial Officer